Exhibit 99.2

ASML publishes 2024 Annual Reports
Sustainability statements reported in accordance with the ESRS for the first time

VELDHOVEN, the Netherlands, March 5, 2025 – Today, ASML Holding NV (ASML) has published its 2024 Annual Reports.

The 2024 Annual Reports ('Powering technology forward with you') highlight ASML’s commitment to bring technology forward by developing the tools that enable faster, more powerful and energy-efficient microchips, allowing our customers to address some of society’s biggest challenges. Our ongoing innovation relies on strong partnerships with our stakeholders, and together, we’re creating sustainable solutions. The 2024 Annual Reports reflect on ASML's business model and strategy, corporate governance, sustainability and financial performance. For the first time, our Annual Reports include sustainability statements in accordance with the European Sustainability Reporting Standards (ESRS). The full reports and introductory video with CFO Roger Dassen are published on our website www.asml.com.

ASML's primary accounting standard is US GAAP, the accounting principles generally accepted in the US. In addition to reporting in accordance with US GAAP, ASML also reports in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) for Dutch statutory purposes. The most significant recurring differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and accounting for income taxes.

ASML will file its 2024 Annual Report based on US GAAP on Form 20-F with the US Securities and Exchange Commission (SEC), and its 2024 Annual Report based on IFRS-EU with the Dutch Authority for the Financial Markets (AFM). ASML's 2024 Annual Report will also be available at www.sec.gov. The 2024 Annual Report based on IFRS will be available at www.afm.nl.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Jim Kavanagh +31 40 268 3938
Sarah de Crescenzo +1 925 899 8985	Pete Convertito +1 203 919 1714
Karen Lo +886 9 397 88635	Peter Cheang +886 3 659 6771

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 44,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.